Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 5, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11125
Income Strength Total Return Portfolio, Series 2
(the “Trust”)
CIK No. 1990334 File No. 333-275159

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please clarify how much the Trust’s portfolio invests in each category of investments (i.e., common stocks, ETFs and exchange-traded debt securities).

Response:The Trust notes its next amended Registration Statement filed on Form S-6 will have a completed Schedule of Investments which will identify the percentage of common stocks, ETFs and exchange-traded corporate debt securities that make up the Trust’s portfolio. Therefore, the Trust respectfully declines to revise its objective as the disclosure would be duplicative.

2.The Staff notes the disclosure states, “The Exchange-Traded Corporate Debt Securities are selected by the Sponsor based on a number of factors including, but not limited to, a security’s creditworthiness and valuation, with an emphasis on Exchange-Traded Corporate Debt Securities trading near or below face/par value, and a strong preference for those trading below par value and past their call dates.” Please clarify the difference between “emphasis” and “strong preference.” Please revise the disclosure for clarity.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The Exchange-Traded Corporate Debt Securities are selected by the Sponsor based on a number of factors including, but not limited to, a security’s creditworthiness and valuation, with an emphasis on Exchange-Traded Corporate Debt Securities trading near or below par value and past their call dates.”

3.If the Trust will be concentrated in any specific industry or geographic region, please add appropriate strategy and risk disclosure. Also, describe how the Sponsor evaluates these risks.

Response:The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust is concentrated in any specific industry or geographic region.

4.Please disclose the underlying investments of the ETFs or the indexes the ETFs track.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows to clarify the investments of the ETFs held by the Trust:

“The ETFs included in the Trust's portfolio may include both actively managed ETFs and ETFs that track an index. The actively managed ETFs generate additional income through investments in equity securities, call options and fixed-income securities while the passive ETFs provide additional equity exposure to a specific theme, sector or industry, in order to capitalize on specific opportunities determined by the equity analysts based on current economic conditions.”

Additionally, the Trust notes the “Additional Portfolio Contents” section will be updated based on the Trust’s final portfolio to state what the Funds held by the Trust will invest in.

5.The Staff notes the disclosure states, “The ETFs were selected based on a number of factors including, but not limited to . . . the quality and character of the securities held by the ETFs (mostly focusing on credit quality, maturity, and duration, which are balanced to varying degrees based on current economic conditions).” Please explain what “balanced to varying degrees based on current economic conditions” means currently.

Response:The Trust has removed “which are balanced to varying degrees based on current economic conditions” from the above-referenced disclosure, as it is not applicable to the Sponsor’s selection process.

Risk Factors

6.If the Trust will invest in emerging markets, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

7.Please consider whether risks associated with Brexit should be disclosed.

Response:The Trust does not anticipate having significant exposure to European or United Kingdom securities. However, if the Trust’s final portfolio has significant exposure to such countries, Brexit disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon